Exhibit 4

Chunghwa Telecom Co., Ltd. and Subsidiaries

GAAP Reconciliations of

Consolidated Financial Statements for the

Nine Months Ended September 30, 2012 and 2011

1.              SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP.  For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 20, 2012 (File No. 001-31731).

1)              Net Income Reconciliation

	Nine Months Ended
	September 30
	2012	2011
	NT$	NT$

Consolidated net income based on ROC GAAP	$31,817	$37,846
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	233	579
2. Adjustment for depreciation expenses	80	82
3. Adjustments for impairment losses (Note 1)	6	—
b. 10% tax on unappropriated earnings	1,579	852
d. Revenues recognized from deferred one-time connection fees	506	675
e. Share-based compensation	—	(1)
f. Defined benefit pension plan	—	1
h. Income tax effect of US GAAP adjustments	(127)	(169)
Other minor GAAP differences not listed above	(31)	(33)
Net adjustment	2,246	1,986

Consolidated net income based on US GAAP	$34,063	$39,832

Attributable to
Stockholders of the parent	$33,174	$39,122
Noncontrolling interests	889	710

	$34,063	$39,832

Basic earnings per common share	$4.28	$5.02

Diluted earnings per common share	$4.26	$4.99

(Continued)

	Nine Months Ended
	September 30
	2012	2011
	NT$	NT$

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	7,757,447	7,800,070
Diluted	7,779,004	7,822,312

Net income per pro forma equivalent ADSs
Basic	$42.76	$50.16
Diluted	$42.64	$49.94

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	775,745	780,007
Diluted	777,900	782,231

(Concluded)

2)              Stockholders’ Equity Reconciliation

			September 30
			2012	2011
			NT$	NT$

Total stockholders’ equity based on ROC GAAP			$361,751	$362,786
Adjustment:
a.	Property, plant and equipment
	1.	Capital surplus reduction	(60,168)	(60,168)
	2.	Adjustment on depreciation expenses, and disposal gains and losses and impairment losses (Note 1)	5,444	4,949
	3.	Adjustments of revaluation of land	(5,761)	(5,763)
b.	10% tax on unappropriated earnings		(2,963)	(3,565)
c.	Deferred income of prepaid phone cards
	1.	Capital surplus reduction	(2,798)	(2,798)
	2.	Adjustment on deferred income recognition	2,798	2,798
d.	Revenues recognized from deferred one-time connection fees
	1.	Capital surplus reduction	(18,487)	(18,487)
	2.	Adjustment on deferred income recognition	17,067	16,375
e.	Share-based compensation
	1.	Adjustment on capital surplus	15,707	15,706
	2.	Adjustment on retained earnings	(15,707)	(15,706)
f.	1.	Adjustment for accumulative other comprehensive income under pension guidance	(1,115)	(611)
	2.	Accrual for pension cost	(27)	(27)
g.	Adjustment for pension plan upon privatization
	1.	Adjustment on capital surplus	1,782	1,782
	2.	Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

	September 30
	2012	2011
	NT$	NT$

h. Income tax effect of US GAAP adjustments	$4,423	$4,607
i. Noncontrolling interests of acquired
Subsidiary	(21)	(29)
Other GAAP differences not listed above	118	118
Net adjustment	(69,373)	(70,484)

Total equity based on US GAAP	$292,378	$292,302

Attributable to
Stockholders of the parent	$288,316	$288,485
Noncontrolling interests	4,062	3,817

	$292,378	$292,302

(Concluded)

Note 1:

Under ROC GAAP, property, plant and equipment, excluding land, may be revalued when the price fluctuation is greater than 25% and upon approval from the tax authority. Similarly, land may be revalued if there is any appreciation of land based on the present value of land announced by the government. This revaluation is recorded as an “unrealized revaluation increment” under equity at the time of revaluation and is subsequently depreciated. Upon sale or disposal of property, plant and equipment, the cost and any related unrealized revaluation increment less accumulated depreciation calculated after the revaluation are removed from the accounts, and any gain or loss is credited or charged to income. An impairment loss on a revalued asset is charged to “unrealized revaluation increment” to the extent available with the balance recognized as a loss in earnings. If the recoverable amount increases in the subsequent period, the amount previously recognized as an impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”. Under US GAAP, no revaluation of property, plant and equipment is permitted.

3)	Cash flows differences

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits and other liabilities are reclassified to operating activities under U.S. standards. In addition, the effect of change on consolidated subsidiaries, which was shown as a separate item under ROC standards, is reclassified to investing activities under U.S. standards.

Note 2:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. Those items include:

Gains (losses) on disposal of property, plant and equipment and other assets, and impairment loss on property, plant and equipment and other assets, and other assets and loss arising from natural calamities:

	•	Under ROC GAAP: Such accounts are included in non-operating income (expenses).
	•	Under US GAAP: Such accounts are included in operating costs and expenses.

2.              RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In July 2012, the Financial Accounting Standards Board (FASB) amended the accounting standards related to testing indefinite-lived intangible assets for impairment is to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories.  The amendments provides an entity the option first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Accounting Standards Codification 350-30, “Intangibles - Goodwill and Other - General Intangibles Other than Goodwill”. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.